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                               November 4, 2020

       William F. Feehery
       Chief Executive Officer
       Certara, Inc.
       100 Overlook Center, Suite 101
       Princeton, NJ 08540

                                                        Re: Certara, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
8, 2020
                                                            CIK No. 0001827090

       Dear Mr. Feehery:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted on October 8, 2020

       Prospectus Summary
       Our Company, page 1

   1. Please identify the analysis that estimated that $1 billion was saved in clinical trial costs using biosimulation for
a cancer drug and disclose the basis for your belief that you saved another company $60
million and 24 months.
   2. Please disclose the methodology and assumptions underlying your calculation of your total addressable
market and its expected growth rate.
   3. Please balance your disclosure of revenue growth in 2018 and 2019 with disclosure of your net losses for
each of these periods.
 William F. Feehery
Certara, Inc.
November 4, 2020
Page 2
Our Sponsor, page 7

4. Please briefly discuss EQT's acquisition of the company in July 2017. In addition, briefly
         describe the stockholders agreement and EQT   s director nomination
rights.
The Offering, page 9

5. Please revise to clearly disclose whether the unrestricted and restricted shares of common stock to be issued upon conversion of the Class B Units are included in the common stock to be outstanding immediately after this offering. Also similarly clarify disclosures elsewhere in your filing that refer to, or are based on, the total shares of common stock outstanding upon consummation of this offering.
Summary Consolidated Financial Data, page 12

6. Please revise to explain the nature of adjustments to be assumed for purposes of the
         presentation of the    As Adjusted    balance sheet data.
Risk Factors
Risks Related to Our Business
Our customers may delay or terminate contracts   , page 20

7. Please clarify whether your technology-enabled service contracts may be terminated without a penalty.
Risks Related to Our Indebtedness
Our indebtedness could materially adversely impact our financial condition   ,
page 32

8. To provide context, please disclose the amount of cash used to pay your debt service requirements in the last two years and most recent interim period.
Restrictive covenants in the agreements   , page 33

9. Please revise your statement that a significant portion of your assets are pledged as collateral to secure your credit agreement to state that this agreement is secured by substantially all of your assets.
Risks Related to this Offering and Ownership of Our Common Stock
Provisions in our Organizational Documents   , page 39
FirstName LastNameWilliam F. Feehery
10. Please briefly describe the limitations on convening special stockholders meetings and the
Comapany
       typesNameCertara,
             of provisionsInc.
                           that may only be amended by an affirmative vote of
two-thirds of your
       stockholders.
November   4, 2020 Page 2
FirstName LastName
 William F. Feehery
FirstName
Certara, Inc.LastNameWilliam F. Feehery
Comapany 4,
November    NameCertara,
               2020      Inc.
November
Page 3     4, 2020 Page 3
FirstName LastName
Special Note Regarding Forward-Looking Statements, page 43

11. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
54

12. We note your general disclosures of the social and economic impacts from COVID-19 on page 18. Please tell us what consideration you gave to providing expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the COVID-19 pandemic. Refer to CF Disclosure
Guidance: Topic
         No. 9 and 9A for additional guidance.
Key Factors Affecting Our Performance, page 55

13. Please disclose your quarterly bookings and renewal rates for each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.
Non-GAAP Measures, page 56

14. In your discussion of Adjusted EBITDA, please revise to include the most directly comparable GAAP measure with equal or greater prominence. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure
         Interpretation of Non-GAAP Financial Measures.
Impacts of the Initial Public Offering
Equity-Based Compensation Expense, page 58

15.      You disclose the amount of unamortized compensation expense in respect of
         performance-vesting awards that will be amortized over the remaining requisite service period if and when you determine that vesting is probable. Please also disclose the amount of compensation cost to be recognized upon the completion of the offering related to those performance-based Class B units that are expected to vest. For example, we note
         from your disclosures on pages 101 and 105 that all of Dr. Feehery   s
performance-based
         Class B Units are expected to vest upon the completion of this offering. In addition, disclose the number of vested shares of common stock and unvested restricted shares of common stock into which the vested and unvested Class B Units will be converted into upon the adoption of the 2020 Incentive Plan in connection with the offering.
 William F. Feehery
FirstName
Certara, Inc.LastNameWilliam F. Feehery
Comapany 4,
November    NameCertara,
               2020      Inc.
November
Page 4     4, 2020 Page 4
FirstName LastName
Results of Operations, page 59

16.      Please discuss net income (loss) for each period.
Liquidity and Capital Resources
Contractual Obligations and Commercial Commitments, page 72

17. Please revise to include a total for each column of the table that summarizes your contractual obligations, consistent with the format of the table specified in Item 303(a)(5)
         of Regulation S-K. In addition, please disclose changes in your contractual obligations during the interim period. Refer to Instruction 7 to Item 303(b) of Regulation S-K.
Critical Accounting Policies and Estimates
Equity-Based Compensation, page 75

18. You indicate that the option-pricing models used to estimate the fair value of equity awards uses as inputs the fair value of your common stock. Please revise to disclose the methods used to determine the fair value of your common stock, the nature of the material assumptions involved, and the extent to which the estimates are considered highly complex and subjective. In addition, please explain to us why the fair value of your common stock is an input to your pricing model considering that, upon vesting, the holder receives a right to a fractional portion of the profits and distributions of the parent.
Business
Our Growth Strategy, page 84

19. Please define your references to net revenue retention rate and net revenue repeat rate and clarify the period to which these measures relate. Please also disclose the number of customers for each period presented.
Notes to the Consolidated Financial Statements
Note 13. Segment data, page F-27

20. We note that you operate in one operating segment at the consolidated level. Please provide us with your comprehensive analysis to support this conclusion considering your disclosure that your CODM evaluates revenues and gross profits based on product lines and routes to market. Tell us what consideration was given to disclosing information about profit or loss and total assets by product line or routes to market. Refer to ASC 280-
         10-50.
Note 14. Income Taxes, page F-28

21. Please tell us the components of your remaining valuation allowance as of December 31,
         2019. Also explain the nature of the increase in the total valuation allowance from 2018 to 2019. In this regard, we note the significant decrease in your foreign net operating loss carryforwards in 2019.
 William F. Feehery
Certara, Inc.
November 4, 2020
Page 5
General

22. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
23. Please disclose the source of the assertions in your prospectus that you are a global leader in biosimulation (pages 1, 54 and 79) and that customers using conventional human trials would face millions in additional costs and significant launch delays (pages 6 and 86).
       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at 202-551-3447 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam F. Feehery
                                                            Division of
Corporation Finance
Comapany NameCertara, Inc.
                                                            Office of
Technology
November 4, 2020 Page 5
cc:       William B. Brentani, Esq.
FirstName LastName